Filed by ev3 Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: FoxHollow Technologies, Inc.
File No. of Related Registration Statement: 333-145554

The following is a transcript (and related slides) of a presentation by ev3 Inc. at the Bear Stearns 20th Annual Healthcare Conference on Monday, September 10, 2007. The slides will also be used in other investor presentations by ev3 Inc.
Forward-Looking Statements
This communication contains “forward-looking statements” about ev3 and FoxHollow within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving ev3 and FoxHollow, potential synergies and cost savings and the timing thereof, future financial and operating results, the expected timing of the completion of the transaction, the combined company’s plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” or words of similar meaning and any other statements that are not historical facts. Such forward-looking statements are based upon the current beliefs and expectations of ev3’s and FoxHollow’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of ev3 and FoxHollow. Actual results may differ materially from the results anticipated in these forward-looking statements.
The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statement: general business and economic conditions; the ability to obtain governmental approvals of the transaction on a timely basis; the failure of FoxHollow stockholders to approve the transaction; the competitive environment; the failure to realize synergies and cost-savings from the transaction or delay in realization thereof; the businesses of ev3 and FoxHollow may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; and operating costs and business disruption following the merger, including adverse effects on employee retention and on our business relationships with third parties, including physicians, providers and distributors. Additional factors that could cause ev3’s and FoxHollow’s results to differ materially from those described in the forward-looking statements can be found in the registration statement on Form S-4 that ev3 filed on August 17, 2007 (and any amendments and supplements thereto), ev3’s and FoxHollow’s Annual Reports on Form 10-K for the year ended December 31, 2006, and ev3’s Quarterly Reports on Form 10-Q for the quarters ended April 1, 2007 and July 1, 2007 and FoxHollow’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2007 and June 30, 2007, which are filed with the Securities and Exchange Commission and available at the SEC’s web site at www.sec.gov. The information set forth herein speaks only as of the date hereof, and ev3 and FoxHollow disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this communication.
Important Additional Information for Investors and Stockholders
This communication is being made in respect of the proposed business combination involving ev3 and FoxHollow Technologies, Inc. In connection with the proposed transaction, ev3 filed with the SEC a registration statement on Form S-4, containing an information/proxy statement-prospectus and other relevant materials and each of ev3 and FoxHollow plan to file with the SEC other documents regarding the proposed transaction. The final information/proxy statement-prospectus will be mailed to the stockholders of ev3 and FoxHollow. INVESTORS AND SECURITY HOLDERS OF ev3 AND FOXHOLLOW ARE URGED TO READ THE INFORMATION/PROXY STATEMENT-PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS) AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ev3, FOXHOLLOW AND THE PROPOSED TRANSACTION.
Investors and security holders will be able to obtain free copies of the registration statement and the information/proxy statement-prospectus and other documents filed with the SEC by ev3 and FoxHollow at the SEC’s web site at www.sec.gov. Free copies of the registration statement and the information/proxy statement-prospectus and other documents filed with the SEC can also be obtained by directing a request to ev3, Attention: Investor Relations Dept., telephone: (763) 398-7000; or at ir@ev3.net or to FoxHollow, Attention: Investor Relations Dept., telephone (650) 421-8449, or at investorrelations@foxhollowtech.com. In addition, investors and security holders may access copies of the documents filed with the SEC by ev3 on ev3’s website at www.ev3.net, and investors and security holders may access copies of the documents filed with the SEC by FoxHollow on FoxHollow’s website at www.foxhollowtech.com.
ev3, FoxHollow and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from the stockholders of FoxHollow in respect of the proposed transaction. Information regarding ev3’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2006, filed with the SEC on March 14, 2007 and the proxy statement for ev3’s 2007 Annual Meeting of Stockholders, filed with the SEC on April 16, 2007. Information regarding FoxHollow’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2006, filed with the SEC on March 13, 2007 and the proxy statement for FoxHollow’s 2007 Annual Meeting of Stockholders, filed with the SEC on April 30, 2007. If and to the extent that any of the ev3 or FoxHollow participants will receive any additional benefits in connection with the merger that are unknown as of the date of this filing, the details of those benefits will be described in the definitive information/proxy statement-prospectus relating to the merger. Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of ev3’s and FoxHollow’s directors and executive officers in the merger by reading the definitive information/proxy statement-prospectus.

Webcast Transcription
ev3 Inc. at Bear, Stearns & Co. Healthcare Conference
Monday, September 10, 2007 9:30 a.m. ET

Unidentified Host: Good morning, again. Let’s get underway with ev3. I’d like to welcome Jim Corbett, chairman, CEO, president. Ev3 is, or in the past twelve months has been an investment banking <unintelligible>. They, or one of their affiliates has performed or is performing investment banking services for which they have received compensation from this company. Jim, over to you.
James Corbett (President and CEO, ev3 inc.): Good morning and thanks for joining me this morning to receive an update on ev3. I will build a little history here, but as I’ll <unintelligible> two new topics to cover. We have our normal forward-looking statements. We’ll have another set of them that I’d like to just point out from the front. They’re related to the pending merger with Foxhollow and I will be flashing those three slides of forward-looking statements later in the press stage before I comment on Foxhollow. For ev3, we are an investor-focused company. Our two market focuses are peripheral vascular disease and neurovascular disease, and we cover them in two operating divisions where we have the Cardio Peripheral division in Plymouth, Minnesota, the neurovascular division which is in Irvine, California. We also have - I don’t have extensive comments today on the international division, it is 40% of our sales stationed in Paris, France, and it‘s a very important part of our strategy as global markets continue to be a significant area for growth opportunity for ev3, and you‘ll see us continuing to invest there. We are in year six of ev3, and as you can see, during the prior five years, we have experienced significant and continuous growth over that time. We finished the last calendar year 202 million. Our most recent reporting quarter was 65.4 million for the quarter, up 29%. A couple observations you can make from this slide: we have the worldwide cardio peripheral division and worldwide neuro — the US combined and the international combined. And what you can see is broad and significant growth across our markets and across our geographies. This reflects very much on our investment strategy, it reflects the markets we’re in. We think neurovascular and the peripheral vascular markets continue to be ripe for innovation. And innovation is rather fundamental to our strategy. When we look backwards over the last about three years, we’ve introduced more new products in the market for peripheral vascular and neurovascular disease than the aggregate of our big competitors. With as many product lines as we do have (we have over 100 product lines, over 1,000 SKUs), I often get asked, “What do we focus on?” And there’s really four big core opportunities for growth during the coming quarter and in the future quarters. And they are, self-expanding stents which is the product EverFlex, which is a well-over $500 million growth market. There’s neurovascular coils which are in full launch here in the U.S. as we speak as the Axium embolic coil. That’s a $350 million worldwide market. And the product again is Axium. Embolic protection, which has applications for where we’ve conducted clinical trials have applications in <unintelligible> in the coronaries as well as corotid artery stenting where we have multiple approvals for our stent as well as competitors’ stents. If you add also the merging market for peripheral embolic protection, we think that’s a $250 million market and growing. That’s the SpiderFX, and we think that’s going to be, in the long-term, very core and strategic product market for the company. Carotid stents only is about a $150 million market, despite the slowness, we think, of the development of the reimbursement market. This market will continue to grow in excess of 20/25%, and long-term will grown considerably more. I’m going to take a few moments and talk about the cardio peripheral division. A couple highlights from what’s going on with us during the last quarter as well as the neurovascular division, and then I’ll proceeding on and talking about the merger with Foxhollow technologies. This is a graphic to help those of you who are less familiar with some of our products: how the SpiderFX filter and the Protégé stent work. And you can see — the brain is up to the right and the body’s down to the left - and you can see the filter is placed ahead of the stent and is opened and captures embolic debris that would come from placing the stent. What’s really unique about our device is that this filter can be placed with anybody’s guide wires. The only that is launched in that manner, and it creates a broad amount of flexibility, both in terms of which wire the interventurist may use as well as the different applications that you might be able to use the filter for. So with that, this gives you a pictures of a carotid artery that is <unintelligible> on the left, and in the middle you can see the upper circle is the double — it’s difficult to see in the photo, but there’s two markers for the filter, and then the placement of the Protégé stent. And you can really see the miracle of this technology. We could almost make a stent for almost anything in this industry for a long time.

But the miracle was really the invention of the filter. And, as you may or may not know, ev3 holds the earliest IP in this field. And you can see that the miracle of that filter is that it captures that debris. I want to take a moment and talk about our largest product category and our fastest-growing which is the EverFlex. I’m just going to talk a little bit about what the problem is, but also what our clinical research strategy is. And that’s one of the new things about my points of this morning. This describes what’s going on with the stent in use. And if you look at Type 1, 2, 3 and 4, you can see that a fracture breaks down in the stents — it’s a <unintelligible> fracture, principally. And in a Type 2 the wall breaks down, Type 3 is a complete separation and Type 4, they dislodge. This is a big problem. And in the market, among the major competitors that compete in the market, they experience a 25% or greater fracture rate every year. That’s a very significant problem. Now it happens that we are now just closing in on eighteen months since our first implants of the EverFlex. We have a fracture-free guarantee. If the product would actually fracture we would replace it. We have had less than one-tenth of one percent reported fractures during that period. So we’ve really had a really dramatic improvement in the design of this technology. As such, we’re moving forward with some very aggressive clinical research in this field, and we’re going to create the broadest, deepest database on clinical research on stents in the SFA. The three trials, let me just talk about them for a moment and what’s unique about them. Durability II is just coming underway. We’re unrolling sites as we speak. It will study seven to sixteen centimeter lesions. What’s relevant about this is that most of the other SFA trials that have been conducted have looked at lesions under eight centimeters, so under eighty millimeters. What’s important about that is that the average lesion length in the SFA is in excess of 120 millimeters. So you’re almost guaranteed on one hand to have a good fracture result with a short stent, but you also are unlikely to make the disease significantly better, and you certainly are not going to create any research that will be useful in helping physicians treat this disease. So you’ll note that all three of our studies treat long lesions. The Durability I is the European efficacy trial. It’s very similar to the trial we’re doing for the SFA/FDA indication. It is well underway and we’ve completed 152 patients that are enrolled, and we’ll see a six-month update of that data in January. We will be following this trial also for five years, as we will be Durability II. The Prospero-European registry, we’re looking at durability and patency. Our plan is to enroll 1,000 patients. It is a registry so it’s a class study that is less than the Durability I or II. However, we will be doing Duplex Ultrasound and Angiography, and our strategy here is to build a broader and deeper fracture database so we can demonstrate the claim of additional durability that we have. So this aggregate commitment is the deepest and broadest investment in clinical research in the field that we are aware of. Our intent here is to demonstrate the efficacy and quality of the product, but also to help build a research database that will be useful for physicians to more effectively treat patients. As you look at our neurovascular business, this is five years ago when it was about a $5 million annual business. We are at about a $100 run rate as we speak on a global basis. And one way we got here is with a combination of broad product line with some very unique solutions. Rotating around from the upper left, that’s a coil mass embolizing an aneurism, a micro catheter below it preparing to deliver that coil. The neuro stent I’m going to spend some time on as well as. If you look up in the upper right hand corner I’m also going to talk about the embolic material Onyx, which is very unique and has made really great progress in the market. We are, as I mentioned earlier — the Axium coil is in full launch in the U.S. market and we are beginning to roll out in the European markets. It is a revolutionary detachment system. For those of you who are familiar, you know that the detachment system for those coils is a little, tiny wire or spring that you advance into the aneurism and it coils up, as in the figure on the left. And when you finish, you currently have a large black and red cord that’s attached to a box with a light on it and it’s about the size of a PC, and you press a button and when the green light goes off, you detach it. And that might be ten — seventy seconds, it’s a pretty big range. We use a new system that we designed to mechanically detach. It has a device which looks a little bit larger that the size of a pen. You can see it on the right. And it detaches so instantly you cannot calculate it with a stop watch. So you can’t put a stopwatch quickly enough to actually measure the time, you have to do it electronically. We think it will revolutionize the detachment in the field. The early market, we call it the “physician preference” testing activities have gone extremely well. And we’re very optimistic about the coming months of Axium. I want to take a minute and talk about Onyx. Onyx has two applications. One has approval for treating arteriovenous malformations of the brain. We conducted a trial, which was a non-inferiority trial, with N-BCA, which is a material manufactured by Johnson & Johnson. As you can see, we had a significant success differential from their technology. The Onyx is a liquid polymer. The biggest difference between the two technologies is that Onyx, as you use is it and as the procedure, lengthens — it holds together. Whereas N-BCA glue, as it warms it precipitates, turns into raindrops and you have to discontinue the procedure. This has gained share on every quarter on a consecutive quarter basis since its introduction which is now two years. We think we now have well over half the market converted. It’s a fairly extensive training program, about four days of physician time is required. So as we schedule that, we have just steadily taken share. Now secondarily there is a second application for Onyx which makes a more viscous solution. We call in “high-density Onyx.” It’s used for filling the aneurism; it would replace the use of a coil. We have a humanitarian device exemption on that technology. We have that done, have enrolled cases under that HDE. So there will be, over time, potentially up to about fifty centers who may have access to that technology. Now this gives you a look at what a brain aneurism looks like. On the left you can see, with the angiogram, a significant arteriovenous malformation. And this causes significant neurological deficit and in some cases, many, leads to death. The treatment has been a craniotomy and an excising of that area of the brain which, you can very logically deduce, is a bad thing. So on the right you can see with Onyx we treated that aneurism on the left with a catheter delivered from the femoral artery and we embolized that area of the brain without damaging the tissue surrounding AVM. And so it really has a significant quality-of-life improvement for the patient, has much lower risks, changes their mortality risk by almost three <unintelligible> in one year. One of the biggest areas of investment for the company going forward is in the area of ischemic stroke. Our primary platform there is our neurovascular stent. SOLO is the operating name for the internal project, that won’t be the name that we market it under. So this will soon be the stent formerly known as “SOLO.” So the aneurism bridging is one application. That is not ischemic stroke, that’s hemorrhagic stroke. We’ll launch that application in Europe during Q4 this year, and we will be commencing a clinical trial for the U.S. market for that application during ‘08. The second and third applications are for Stenotic’s disease, the combination of clot retrieval and flow restoration, which is really a similar application. Both of those will undergo clinical research during ‘08. We think that the market for Stenotic’s disease is about eight times the market or hemorrhagic strokes. The current market for Stenotic’s disease is about 650 million worldwide for all competitors, that’s served market. We think the size of the ischemic Stenotic’s disease market is about six to eight times that number of patients that are treated there. So we think this is a big area of growth for the company in the future. We have programs to accompany the neuro stent in the area of neuro angioplasty of the brain. We also have two programs for clot retrieval inside a company that I’ll be updating you on over the coming quarters. One of the advantages of this platform is, as we become more a significant commercial company, we also have not adequate resources to focus on what really is the next generation of the neurovascular market. A couple quick financial slides. We talked about balanced revenue growth earlier and our priorities. I’m going to lead forward to talking about the ev3 and Foxhollow merger that is pending. We announced recently that the date of the shareholder meeting has been set for October 4 for Foxhollow shareholders. You might recall that, in the case of this merger, the majority shareholders of ev3 have already approved the merger. The information statement was mailed to shareholders recently. In the case of Foxhollow shareholders, some 30% + have already appended their shares by signing an agreement. So we will be having a shareholder meeting on October 4. We expect to close on October 5 or shortly thereafter. This is the longer disclose statement which I encourage you to go online and look at and take a moment just to review and be familiar with the points made there. Let me just talk about the rationale, what we think about the combination of Foxhollow and ev3 peripheral — ev3 peripheral. We have a big challenge. We have a huge market of untreated patients who are experiencing significant threat to limb and life. And our focus as we put these two companies together is to really go after the big competitor, which is the disease. The disease is huge and the physicians need lots of tools to treat the different manifestations of that disease. And you can see my latest new intellectual concept is the Ven diagram, I learned it when I was a child but it really does describe this market so well. Every patient that comes in for peripheral vascular disease gets one, two or three of these technologies. The physician needs them all the time. So we went from being able to treat five or six patients out of ten, now we can treat nine out of ten. No other company has that range of technology to treat the disease that occurs in these patients. So we really think this union creates an incredible synergistic effort for the patient, for the physician. The transaction, as has been agreed, will result in a prior ev3 shareholder ownership of 59-41to Foxhollow shareholders. It’s 1.45 ev3 shares plus $2.75 cash at the close. When you look at the product offering, I was just making a point about the disease, now you can see the product offering that we have in the combined company. It covers a range of stents and embolic protection. The broadness and breadth of the atherectomy line. The Foxhollow organization has done an incredible job of really furthering the field of atherectomy. When you look at what they’ve done with the SilverHawk, what’s coming with the RockHawk for calcium cutting, what’s coming with the MiniHawk for treating vessels below the knee, the NightHawk, which is really as statement of safety and removal of disease. The NightHawk is a very unique technology called OCT which allows you to visualize the adventitia. And the adventitia is the part of the blood vessel you do not want to disrupt and the NightHawk will allow the cutting to reach all the way to the adventitia in a very safe manner. So when you look at the range of new product development flow, we feel very good about the future growth and penetration of atherectomy and about our ability jointly to participate in that. We did give guidance at the announcement of the transaction, and we really focused on 2008 and 2009. At the time of that announcement, we did not know when the transaction might close. So Q4 we will have all of Q4 to work on integration and get the companies operating optimally. We feel very good about this guidance for 2008, 2009. We will be giving guidance at the October conference call for Q4. But as far as ‘08 and ‘09 go, on the revenue side, we see revenues coming in at approximately the 585 — 615 million for the combined entity. And 2009, in excess of 700 million. Projected earning per share in 2008 of $.60 to $.70; in 2009 up to $.90 to $1.10. This does consider approximately $.25 of <unintelligible> costs for the merged entity. That’s an estimate that we have at this time. Obviously that will become precise following the transaction and revue. So there’s a small variability there, but we think that $.25 is a good expectation. Therefore you could calculate cash earnings per share next year of $.85 to $.95. So with that, I think I will take a few questions.
Host: We’ve got about five minutes here. A couple quick things. Jim, the deal seems like it’s going to close a little earlier than you might have thought before. You talked about $40 million in cost synergies. Does this suggest, since these numbers were given, that they could prove a bit conservative. That is, the synergy is going to happen sooner. Is there an acceleration in the profits that could happen bigger, faster or is that too wishful thinking on my part?
James Corbett: Let me respond in this way. First of all, the $40 million we feel very confident about , which is of course why we guided to it. Secondly, clearly we get to start working on that sooner than we were going to, and when you think about it in terms of 2008, we will be much farther along than we had anticipated at the time of the merger announcement. So I think in large part that it’s favorable to any assumptions we all had. I don’t think we’re going to be inclined to change any guidance.
Host: Axium: Clearly it sounds like you’re now in full launch in the U.S. and its limited launch internationally. Can you talk about physician reaction and how do you want to set our expectations to what Axium can achieve for ev3?
James Corbett: First of all, physician expectations have been extremely impressive. We’ve launched several coils in the past three years. This coil, by far and away, has had the most exciting reception by the clinical community. The most common reaction is, “Wow, let me do that again.” Which is a really great response if you’re designing products and trying to solve problems for physicians to make their lives easier. It’s manifested by the number of coils per case that they use during the evaluations, which is about triple our prior experiences. We believe that Axium can be the market leader. We think it might take as long as two years to do that, but we think it is a very significant advancement in this field and we feel very confident about what’s coming.
Host: Clearly you’ve signaled that you’re going to be profitable. Once this deal is all wrapped up, it’s going to make you solidly profitable in ‘08 and ‘09 hopefully beyond. Just a silly question. Should we expect that you’ll be profitable the moment you close, from the first quarter of ‘08, or is this going to be more second-half profitability and it’s going to take two or three quarters of unprofitability, working through everything before you really get the profit?
James Corbett: Without going to precision and updating any guidance for Q1 ‘08, I think I can say this: I think that, with the timing of the close, the vast substance of one-time charges and reorganization costs will occur in Q4. And therefore I think there will be a ramp to the Q1 to Q4 next year, it’ll largely not be cost-driven, it’ll be revenue synergy-driven. And so I think you could expect BPS positive throughout the year in ‘08.
Host: With that, unfortunately we have to stop here. Thank you so much, Jim. I look forward to seeing how everything works out.

September Update 2007 Jim Corbett CEO

This presentation contains "forward-looking statements" about ev3 and FoxHollow within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving ev3 and FoxHollow, including the potential accretion of the transaction to ev3, potential synergies and cost savings and the timing thereof, future financial and operating results, the expected timing of the completion of the transaction, the combined company's plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "will," "should," "may," or words of similar meaning and any other statements that are not historical facts. Such forward- looking statements are based upon the current beliefs and expectations of ev3's and FoxHollow's management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of ev3 and FoxHollow. Actual results may differ materially from the results anticipated in these forward-looking statements. Forward-Looking Statements

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statement: general business and economic conditions; the ability to obtain governmental approvals of the transaction on a timely basis, the failure of FoxHollow stockholders to approve the transaction; the competitive environment; the failure to realize synergies and cost-savings from the transaction or delay in realization thereof; the businesses of ev3 and FoxHollow may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; and operating costs and business disruption following the merger, including adverse effects on employee retention and on our business relationships with third parties, including physicians, providers and distributors. Additional factors that could cause ev3's and FoxHollow's results to differ materially from those described in the forward- looking statements can be found in ev3's and FoxHollow's Annual Reports on Form 10-K for the year ended December 31, 2006, and ev3's Quarterly Reports on Form 10-Q for the quarters ended April 1, 2007 and July 1, 2007 and FoxHollow's Quarterly Reports on Form 10-Q for the quarters ended March 31, 2007 and June 30, 2007, which are filed with the Securities and Exchange Commission and available at the SEC's website at www.sec.gov. The information set forth herein speaks only as of the date hereof, and ev3 and FoxHollow disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this presentation. Forward-Looking Statements (continued)

Consistent Revenue Growth Last 5 Quarters Annual Q3 Q4 Q1 Q2 51.9 57.7 61.5 50.6 65.4 1st Qtr 2nd Qtr 3rd Qtr 4th Qtr East 37 68 86 134 202.4 50%+ CAGR $ Millions +29% $37 $68 $86 $134 $202 02 03 04 05 06 $51.9 $57.7 $61.5 $65.4 Q3 Q4 Q1 $ Millions Q2 $50.6 2006 2007

Balanced Revenue Growth



Worldwide Cardio Peripheral
+33%
$31.2
$34.0
$36.5
$30.6
$40.6
Q3
Q4
Q1
Q2
Worldwide Neurovascular
+24%
$20.7
$23.7
$25.0
$20.0
$24.8
Q3
Q4
Q1
Q2
Revenues
($ Millions)
2006
2007
Total U.S.
+29%
$31.1
$34.6
$35.1
$30.7
$39.6
Q3
Q4
Q1
Q2
Total International
+30%
$20.8
$23.1
$26.4
$19.9
$25.8
Q3
Q4
Q1
Q2

5

ev3 Growth Drivers 2007 Market ev3 Product Protege ev3 Estimates $150M

Cardio Peripheral

Protege Stent Guidewire External Carotid Artery Internal Carotid Artery SpiderFX Filter ev3 Carotid Stent and SpiderFX U.S. Launch Q1 '07

Stents Fracture in Multiple Ways

Clinical Research in the SFA: A strategic Commitment- Durability II - SFA FDA Trial 30 sites, 287 patients 30 day MAE, 3 month, 6 month, annually for 5 years Primary endpoints, patency and fracture at 1 year Lesions treated 7-16 CM Durability I- European Efficacy Trial Enrollment Completed 152 patients, up to 14 cm MAE at 6 month and 12 month patency and fracture 6 month Data to be presented January 2008 Prospero-European Registry for Durability and Patency Enrollment 814 patients enrolled, 1000 scheduled, up to 14 cm MAE at 30 days, 12 month patency and fracture Duplex Ultrasound and Angiography

Neurovascular

Linear Release System Axium(tm) Detachable Coil System Axium 3D Coil Unique Implant Design Optimized for softness and packability Conformable and stable coil design Platinum and Surface Modified Instant Reliable Detachment Single handed actuator Simple, elegant design WW Detachable Coil Opportunity 2005 2010 CAGR $253 M $570 M 18% WW Neurovascular Opportunity 2005 2010 CAGR $550 M $1,350 M 20%

Brain AVM

ev3
THE ENDOVASCULAR COMPANY



- Angio confirms arteriovenous malformation
- Final angiogram: patient well, no surgery, back to work, no deficit

13

SOLO™ Neurovascular Stent

Hemorrhagic Stroke

- Aneurysm neck bridging

WW Market Opportunity

2005	2010	CAGR
$25M	$65M	20%+

Ischemic Stroke

- Stenotic disease
- Clot retrieval
- Flow restoration

WW Market Opportunity

2005	2010	CAGR
$5M	$260M	100%+


Neck Bridging


Note: 360° loop
With 180° stent
placement

Platform Product

- Self expanding neurovascular stent
- Placed with a standard .018 or.027 micro-catheter
- Fully re-capturable
- Physician controlled, on demand detachment
- SOLO is an emerging platform
  - Hemorrhagic Stroke – Today
  - Ischemic Stroke – Future

14

Financial Overview

Improved Operating Performance 1st Qtr 2nd Qtr 3rd Qtr 4th Qtr East 37 68 86 134 202.4 Increasing Sales Force Productivity EBITDA, Excluding SBC Consistent Revenue Growth Improving Gross Margin Q4 '04 Q4 05 Q4 06 Q1 07 Q2 07 -21.1 -16.5 3 -1.8 -3.5 $(16.5) $3.0 59.5% Q2 05 Q2 06 Q2 07 59.5 64.1 65.8 64.1% 65.8% Q2 '05 Q2 '06 Q2 '07 1st Qtr 2nd Qtr 3rd Qtr 4th Qtr East 37 68 86 134 202.4 02 03 04 05 06 $37 $68 $86 $134 $202 $ Millions 50%+ CAGR Q2 05 Q2 06 Q2 07 734 1196 1511 $734 $1,196 $1,511 Q2 '05 Q2 '06 Q2 '07 106% Growth Q4 '05 Q4 '06 Q1 '07 Q2 '07 $(1.2) $(3.5)

CREATING A GLOBAL LEADER IN ENDOVASCULAR DEVICES

Important Additional Information for Investors and Stockholders This communication is being made in respect of the proposed business combination involving ev3 and FoxHollow. In connection with the proposed transaction, ev3 filed with the SEC a registration statement on Form S-4, containing an information/proxy statement-prospectus and other relevant materials and each of ev3 and FoxHollow plan to file with the SEC other documents regarding the proposed transaction. The final information/proxy statement-prospectus will be mailed to stockholders of ev3 and FoxHollow. INVESTORS AND SECURITY HOLDERS OF EV3 AND FOXHOLLOW ARE URGED TO READ THE INFORMATION/PROXY STATEMENT-PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS) AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT EV3, FOXHOLLOW AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and the information/proxy statement-prospectus (when available) and other documents filed with the SEC by ev3 and FoxHollow at the SEC's website at www.sec.gov. Free copies of the registration statement and the information/proxy statement-prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to ev3, Attention: Investor Relations Dept., telephone: (763) 398-7000; or at ir@ev3.net or to FoxHollow, Attention: Investor Relations Dept., telephone: (650) 421-8449, or at investorrelations@foxhollow.com. In addition, investors and security holders may access copies of the documents filed with the SEC by ev3 on ev3's website at www.ev3.net, and investors and security holders may access copies of the documents filed with the SEC by FoxHollow on FoxHollow's website at www.foxhollowtech.com.

Participants in the Solicitation ev3, FoxHollow and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from the stockholders of FoxHollow in respect of the proposed transaction. Information regarding ev3's directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2006, filed with the SEC on March 14, 2007 and the proxy statement for ev3's 2007 Annual Meeting of Stockholders, filed with the SEC on April 16, 2007. Information regarding FoxHollow's directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2006, filed with the SEC on March 13, 2007 and the proxy statement for FoxHollow's 2007 Annual Meeting of Stockholders, filed with the SEC on April 30, 2007. If and to the extent that any of the ev3 or FoxHollow participants will receive any additional benefits in connection with the merger that are unknown as of the date of this filing, the details of those benefits will be described in the definitive information/proxy statement-prospectus relating to the merger. Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of ev3's and FoxHollow's directors and executive officers in the merger by reading the definitive information/proxy statement-prospectus when it becomes available.

Use of Non-GAAP Financial Measures In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), ev3 uses the non-GAAP financial measures, such as "adjusted EPS" as supplemental measures of performance and believes these measures facilitate operating performance comparisons from period to period and company to company by factoring out potential differences caused by variations in capital structure, tax positions, depreciation, non-cash charges and certain large and unpredictable charges. ev3 also believes that the presentation of these measures provides useful information to investors in evaluating the company's operations, period over period. Non-GAAP measures have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analysis of the company's results as reported under GAAP. When analyzing ev3's operating performance, investors should not consider these non-GAAP measures as a substitute for net income (loss) prepared in accordance with GAAP.

The union of need and solution MINIMALLY INVASIVE SOLUTIONS THE PAD CHALLENGE PTA $235 M Atherectomy $200 M Stents $635 M Total Prevalence 8 million people Receive Treatment 2 million No Treatment 6 million Estimated 2007 US Market Size Estimated US Prevalence 1st Qtr 2nd Qtr 3rd Qtr 4th Qtr East 2 6 90 20.4

Diverse Endovascular Product Offering

ev3 THE ENDOVASCULAR COMPANY
FOXHOLLOW

Combination Facilitates Physician Choice Amongst Variety of Treatment Alternatives

Best-in-Class Solutions For Peripheral Vascular Disease

Stents

- Everflex
- Everflex Long
- Nanoflex*
- Primus
- Protégé Rx
- Protégé Biggs

Embolic Protection

- SpiderFX

Atherectomy

- SilverHawk Plaque Excision System
- TurboHawk
- RockHawk
- NightHawk

PTA

- .014
- .018
- .035
- Longs and large diameters

Procedure Support / Other

- Wires
- Snares
- Infusion catheters

Thrombectomy

- Rinspirator Removal System
- X-Sixer
- Helix

* Pending 510(k) approval

22

Transaction Overview

ev3 THE ENDOVASCULAR COMPANY | FOXHOLLOW

Purchase Consideration	1.45 ev3 shares and $2.75 in cash for each FoxHollow share valued at $25.92 per share, for approximate total consideration of $780 million, based on the companies' closing stock prices on July 20, 2007
Pro Forma Ownership	ev3: 59% FoxHollow: 41%
Board / Management	Chairman and CEO: Jim Corbett Vice Chairman and Chief Scientist: John Simpson, M.D., Ph.D ev3: Six Directors FoxHollow: Four Directors
Approvals	FoxHollow stockholders, customary closing conditions and anti-trust clearance, including HSR Warburg Pincus and The Vertical Group, together owning 56.8% of ev3 shares, have approved ev3's issuance of shares in connection with the transaction and the amendment to ev3's amended and restated certificate of incorporation to increase the number of shares of common stock ev3 is authorized to issue Certain FoxHollow stockholders including Dr. John Simpson and Merck, together owning 31.7% of FoxHollow shares have agreed to vote in favor of transaction
Anticipated Timing to Close	Fourth Quarter of 2007

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Guidance Revenues: 2008: In the range of $585-$615 million 2009: In the range of $700-$750 million Projected EPS*: 2008: In the range of $0.60 - $0.70 2009: In the range of $0.90 - $1.10 Including the impact of new and existing amortization expense, excluding the impact of one-time costs related to the transaction; EPS guidance is based on pro forma, post merger, shares outstanding of approximately 107 million. ev3's guidance currently anticipates no provision for U.S. Federal or State income taxes, and an approximately $1.0 million provision for foreign taxes. As a result of ev3's existing $468.8 million in U.S and foreign gross net operating loss carryforwards ("NOLs"), the company does not expect to pay U.S. Federal income taxes in 2008 or the foreseeable future. In the event that ev3 deems it necessary to record a provision for U.S. Federal taxes, the company expects that the tax rate would be approximately 35 percent.

CREATING A GLOBAL LEADER IN ENDOVASCULAR DEVICES